UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2011

Commission File Number:  001-16601

Frontline Ltd.
(Translation of registrant's name into English)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Frontline Ltd. (the "Company"), dated November 21, 2011, containing the Company's Interim Report for the nine months ended September 30, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTLINE LTD.
(registrant)

Dated: November 28, 2011	By:	/s/ Inger M. Klemp
Inger M. Klemp
Principal Financial Officer

Exhibit 1
FRONTLINE LTD.
INTERIM REPORT JANUARY – SEPTEMBER 2011

Highlights

•	Frontline reports a net loss, excluding vessel impairment losses, attributable to the Company of $44.7 million for the third quarter of 2011, equivalent to a loss per share of $0.57.
•	Frontline reports a net loss, excluding vessel impairment losses, attributable to the Company of $64.5 million for the nine months ended September 30, 2011, equivalent to a loss per share of $0.83.
•	Frontline records vessel impairment losses of $121.4 million in the three and nine months period ended September 30, 2011, equivalent to a loss per share of $1.56.
•	Frontline disposed of the Suezmax tankers Front Fighter, Front Hunter and Front Delta.
•
Frontline agreed to terminate the charter parties for its three remaining single hull VLCCs Titan Orion, Titan Aries and Ticen Ocean and expects to receive compensation payments totaling $26.1 million.

•
Frontline agreed with Ship Finance to terminate the long term charter party between the companies for the OBO carrier Front Striver. The Company expects to record a loss of approximately $9.3 million in the fourth quarter

•	Frontline will not pay a dividend for the third quarter of 2011.

Third Quarter and Nine Months 2011 Results

The Board of Frontline Ltd. (the "Company" or "Frontline") announces a net loss, excluding vessel impairment losses, attributable to the Company of $44.7 million for the third quarter of 2011, equivalent to a loss per share of $0.57, compared with a net loss attributable to the Company of $35.2 million and a loss per share of $0.45 for the preceding quarter. The net loss, excluding vessel impairment charges, attributable to the Company in the third quarter includes a gain on sale of assets and amortization of deferred gains of $3.8 million, which comprises the amortization of deferred gains of $1.8 million and $2.0 million relating to the sales of Front Eagle and Front Shanghai, respectively. The net loss attributable to the Company in the preceding quarter included a loss on sale of assets and amortization of deferred gains of $12.0 million, which comprised losses of $9.3 million and $8.5 million arising on the termination of the long term charter parties for the OBO carriers Front Leader and Front Breaker, respectively, partially offset by gains of $3.9 million and $2.0 million relating to the sales of Front Eagle and Front Shanghai, respectively.

The Company has recorded a vessel impairment loss of $121.4 million in the three and nine months ended September 30, 2011, equivalent to a loss per share of $1.56. This loss relates to five Suezmax vessels built between 1992 and 1996, and includes losses of $27.1 million, $30.6 million and $18.5 million, which have been realized in the fourth quarter on the disposals of Front Fighter, Front Hunter and Front Delta, respectively. Impairment losses are taken when events or changes in circumstances occur that cause the Company to believe that future cash flows for an individual vessel will be less than its carrying value and not fully recoverable. In such instances an impairment charge is recognized if the estimate of the undiscounted cash flows expected to result from the use of the vessel and its eventual disposition is less than the vessel's carrying amount.

The average daily time charter equivalents ("TCEs") earned in the spot and period market in the third quarter by the Company's VLCCs, Suezmax tankers and Suezmax OBO carriers were $17,000, $9,500 and $38,200, respectively, compared with $26,100, $15,800 and $31,300, respectively, in the preceding quarter. The spot earnings for the Company's double hull VLCCs and Suezmax vessels were $12,600 and $7,800, respectively, in the third quarter compared with $23,900 and $14,500, respectively, in the second quarter. The Gemini Suezmax pool had spot earnings of $7,600 per day in the third quarter compared to $16,200 per day in the second quarter. The Company's double hull VLCCs excluding the spot index time charter vessels had spot earnings of $14,600 per day in the third quarter, compared with $25,700 in the second quarter.

Profit share in the third quarter as a result of the profit sharing agreement with Ship Finance International Limited ("Ship Finance") was income of $1.6 million compared to $0.2 million expense in the preceding quarter. This is because profit share expense is calculated on a year-to-date basis and the poor spot market in the third quarter resulted in a clawback in the third quarter. Ship operating expenses decreased by $6.1 million compared with the preceding quarter as a result of a decrease in drydocking costs of $3.6 million and a decrease in running costs mainly due to recent sales and lease terminations. Charter hire expenses decreased by $0.8 million in the third quarter compared with the preceding quarter.

Interest income in the third quarter of $0.3 million primarily relates to restricted deposits held by subsidiaries reported in ITCL. Interest expense, net of capitalized interest, was $32.5 million in the third quarter of which $6.0 million relates to ITCL.

Frontline announces a net loss, excluding vessel impairment losses, attributable to the Company of $64.5 million for the nine months ended September 30, 2011, equivalent to a loss per share of $0.83. The average daily TCEs earned in the spot and period market in the nine months ended September 30, 2011 by the Company's VLCCs, Suezmax tankers and Suezmax OBO carriers were $24,000, $14,200 and $35,300, respectively, compared with $40,300, $28,200 and $48,100, respectively, in the nine months ended September 30, 2010. The spot earnings for the Company's double hull VLCCs and Suezmax vessels were $21,300 and $12,700, respectively, in the nine months ended September 30, 2011. The Gemini Suezmax pool had spot earnings of $14,000 per day and the Company's double hull VLCCs excluding the spot index time charter vessels had spot earnings of $22,900 per day, respectively, in the nine months ended September 30, 2011.

As of September 30, 2011, the Company had total cash and cash equivalents of $191.0 million and restricted cash of $157.2 million. Restricted cash includes $96.8 million relating to deposits in ITCL and $58.0 million in Frontline, which is restricted under the charter agreements with Ship Finance.

In November 2011, the Company has average total cash cost breakeven rates for the remainder of 2011 on a TCE basis for VLCCs and Suezmax tankers of approximately $30,200 and $23,600, respectively.

Fleet Development

In September 2011, the Company and Ship Finance agreed to terminate the long term charter parties for the single-hull VLCCs Titan Orion, Titan Aries and Ticen Ocean and Ship Finance simultaneously sold the vessels to an unrelated third party. Each charter party will terminate at the time the vessel is delivered to the new owner at which time Ship Finance will make a compensation payment to the Company for termination of the charter party. Expected compensation amounts and termination dates are $9.4 million and first quarter of 2012 for Titan Orion, $6.5 million and fourth quarter of 2012 for Titan Aries and $10.2 million and third quarter of 2013 for Ticen Ocean.

In October 2011, the Company entered into an agreement to sell its 1994-built Suezmax tanker Front Fighter and delivery to the new owner took place in October. The sale resulted in a net cash outflow of approximately $2.6 million, after repayment of bank debt, and a loss of $27.1 million, which has been included in the impairment loss recorded in the third quarter.

In October 2011, the Company agreed with Ship Finance to terminate the long term charter party for the OBO carrier Front Striver and Ship Finance simultaneously sold the vessel. The charter party terminated on October 27 and Frontline made a compensation payment to Ship Finance of $8.1 million for the early termination of the charter. The transaction reduced the Company's obligations under capital leases by approximately $10.7 million and the Company expects to record a loss of approximately $9.3 million in the fourth quarter.

In October 2011, the Company entered into an agreement to sell its 1996-built Suezmax tanker Front Hunter to VTN Shipping Group, a related party. The vessel will cease to trade in the spot market and delivery took place on November 10, 2011. The sale resulted in a net cash outflow of approximately $0.1 million, after repayment of bank debt, and a loss of $30.6 million, which has been included in the impairment loss recorded in the third quarter.

In November 2011, the Company entered into an agreement to sell its 1993-built Suezmax tanker Front Delta.  Delivery to the new owner is expected to take place at the end of November 2011. The sale will result in a net cash outflow of approximately $1.5 million, after repayment of bank debt, and resulted in a loss of $18.5 million, which has been included in the impairment loss recorded in the third quarter.

The Company is currently establishing the Orion Tankers pool with Nordic American Tankers Limited and expects it to be operational by the end of the year. This specialist suezmax pool with 29 double hull Suezmaxes at the outset is expected to enhance customer service and reduce costs. During the fourth quarter of 2011, the Company will leave the Gemini pool. This changeover will bring the Company closer to the commercial operations and will not result in any disruption.

Newbuilding Program

As of September 30, 2011, Frontline's newbuilding program comprised of two Suezmax tankers and five VLCCs, which constitute a contractual cost of $649.9 million. Installments of $212.0 million have been made on the newbuildings and the remaining installments to be paid as of September 30, 2011 amount to $437.9 million, with expected payments of approximately $13.5 million in 2011, $175.7 million in 2012 and $248.7 million in 2013.

In November 2010, the Company secured pre- and post-delivery financing in the amount of $147.0 million representing 70 percent of the contract price for the first two VLCCs to be delivered in 2012. As of September 30, 2011, $72.0 million was drawn down on this facility.

For the three remaining VLCCs and the two Suezmax tanker newbuildings to be delivered between late 2012 and 2013, the Company has not yet established pre- and post-delivery financing, thus Frontline has invested $140 million of equity in the newbuilding program as of September 30, 2011.

Corporate

The Board of Directors has decided not to declare a dividend for the third quarter of 2011.

77,858,502 ordinary shares were outstanding as of September 30, 2011, and the weighted average number of shares outstanding for the quarter was 77,858,502.

The Company reports vessel values provided by a broker panel on all loan facilities to its banks each quarter. At September 30, 2011, there were two facilities where the minimum value of the vessels was below the required levels defined in the loan agreements. In October 2011 the Company therefore made, in accordance with the loan agreements, prepayments of $13.3 million on these facilities in order to restore compliance. The Company was in compliance with all other covenants in the loan agreements at September 30, 2011.

The Market

The market rate for a VLCC trading on a standard 'TD3' voyage between the Arabian Gulf and Japan in the third quarter of 2011 was WS 47, representing a decrease of approximately WS 6 points from the second quarter of 2011 and a decrease of WS 5.5 points from the third quarter of 2010. Present market indications are approximately $12,000/day in the fourth quarter of 2011.

The market rate for a Suezmax trading on a standard 'TD5' voyage between West Africa and Philadelphia in the third quarter of 2011 was WS 70; equivalent to approximately $10,600/day compared to approximately $13,500/day in the second quarter of 2011, representing a decrease of approximately WS 7 points from the second quarter of 2011 and a decrease of WS 5 points from the third quarter of 2010. Present market indications are approximately $17,000/day in the fourth quarter of 2011.

Bunkers at Fujairah averaged $664/mt in the third quarter of 2011 compared to $657/mt in the second quarter of 2011; an increase of $7/mt. Bunker prices varied between a low of $626.5/mt at the end of September and a high of $699.5/mt in early August. On November 18, 2011, the quoted bunker price in Fujairah was 677/mt.

Philadelphia bunkers averaged $675/mt in the third quarter, which represents a decrease of $6/mt from the second quarter of 2011. Bunker prices varied between a low of $640.5/mt mid August and a high of $705.5/mt at the end of July. On November 18, 2011, the quoted bunker price in Philadelphia was 658/mt.

The International Energy Agency's ("IEA") November 2011 report stated an average OPEC oil production, including Iraq, of 30 million barrels per day (mb/d) during the third quarter of the year. This was an increase of 540,000 barrels per day compared to the second quarter of 2011 and an increase of 720,000 barrels per day compared to the third quarter of 2010.

IEA further estimates that world oil demand averaged 89.8 mb/d in the third quarter of 2011, representing an increase of approximately 1.7 mb/d compared to the previous quarter, and an increase of approximately 540,000 barrels per day compared to the third quarter of 2010.

The VLCC fleet totaled 588 vessels at the end of the third quarter of 2011, up from 574 vessels at the end of the previous quarter. 14 VLCCs were delivered during the quarter. The orderbook counted 131 vessels at the end of the third quarter, down from 143 orders from the previous quarter. Two new orders were placed during the quarter, and the current orderbook represents about 22 percent of the VLCC fleet. According to Fearnleys the single hull fleet stands at 35 vessels.

The Suezmax fleet totaled 442 vessels at the end of the third quarter, up from 432 vessels at the end of the previous quarter. 12 vessels were delivered during the quarter versus an estimated 15 at the beginning of the year. The orderbook counted 118 vessels at the end of the quarter, down from 125 vessels at the end of the previous quarter. Five new orders were placed during the quarter and the current orderbook now represents 27 percent of the total fleet. Two vessels were removed from the trading fleet and according to Fearnleys, the single hull fleet now stands at 12 vessels.

The newbuilding orderbook at the end of the third quarter 2011 includes a high number of expected vessel deliveries remaining in 2011 and in 2012. However, the actual number of deliveries is likely to be lower due to the expected delays, slippage and cancellations of newbuilding orders going forward.

The International Monetary Fund forecasts world growth to rise by approximately 4.0 percent in 2012 compared with 2011 and the IEA projects an increase in world's oil consumption in 2012 by 1.3 mb/d and 1.5 percent compared to 2011. This is not enough to absorb the newbuilding orderbook, but will help mitigate.

Strategy and Outlook

The tanker market has shown a strong negative development in the last two years. Rates are currently at operating cost levels with no contribution to capital and vessel values have fallen approximately 25-50 percent, depending on age, during the last year. If the weak market continues it is likely to lead to significant financial problems for the whole tanker industry.

At September 30, 2011 Frontline was, after minimum value clause prepayments of $13.3 million on two loan facilities in October, in compliance with all of its financial covenants and had cash and cash equivalents of $191 million. The negative operating cash flow, the funding of the newbuilding program and the additional decrease in values in the fourth quarter creates a challenging situation. If the current market does not improve, the Company is likely to need additional funding in the first part of 2012 in order to meet the Company's cash obligations. There are also significant uncertainties regarding the Company's ability to comply with certain of its financial covenants at the end of the fourth quarter 2011.

The Company has received committed financing for two of its seven newbuildings, while five newbuildings remain unfinanced. The remaining installments to be paid as of September 30, 2011 amounts to $437.9 million, with expected payments of approximately $13.5 million in 2011, $175.7 million in 2012 and $248.7 million in 2013.

The Board has in view of this difficult situation started to consider ways to improve the Company's maneuverability. Certain assets have already been sold in order to reduce the Company's liabilities.

In the period to come the Board will seek discussions with the Company's creditors and counter parts. The target is to find a restructuring solution which reduces the Company's overall liabilities, reduces the cash break even rates and get relief in the Company's financial covenants and debt repayments. The Board anticipates that any such solution will be dependent on a significant new equity contribution or an asset sale and will, in view of the seriousness of the situation, explore all possible alternatives with the preferred target of finding a solution prior to December 31, 2011.

If the current weak market continues and no solution can be found there are significant uncertainties linked to Frontlines sustainability in the present form. The Company's major shareholder Hemen Holding has expressed a positive view in order to contribute to an overall solution.

Forward Looking Statements

This press release contains forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including Frontline management's examination of historical operating trends. Although Frontline believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Frontline cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in the Company's view, could cause actual results to differ materially from those discussed in this press release include the strength of world economies and currencies, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the tanker market as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in the Company's operating expenses including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the United States Securities and Exchange Commission.

The Board of Directors
Frontline Ltd.
Hamilton, Bermuda
November 21, 2011

Questions should be directed to:
Jens Martin Jensen: Chief Executive Officer, Frontline Management AS
+47 23 11 40 99

Inger M. Klemp: Chief Financial Officer, Frontline Management AS
+47 23 11 40 76

FRONTLINE LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

2010 Jul-Sept	2011 Jul-Sept	CONDENSED CONSOLIDATED INCOME STATEMENTS (in thousands of $)	2011 Jan-Sept	2010 Jan-Sept	2010 Jan-Dec

251,111	173,914	Total operating revenues	628,121	939,050	1,165,215
6,843	3,787	Gain on sale of assets and amortization of deferred gains	4,984	26,324	30,935
71,195	72,061	Voyage expenses and commission	228,114	215,356	282,708
5,839	(1,581)	Profit share expense (income)	829	28,584	30,566
49,555	45,378	Ship operating expenses	147,912	142,095	195,679
20,543	16,740	Charter hire expenses	50,843	116,941	134,551
8,400	9,871	Administrative expenses	26,489	23,913	31,883
-	121,443	Impairment loss on vessels	121,443	-	-
53,985	49,603	Depreciation	151,540	159,879	212,851
209,517	313,515	Total operating expenses	727,170	686,768	888,238
48,437	(135,814)	Net operating income (loss)	(94,065)	278,606	307,912
2,732	251	Interest income	3,929	10,708	13,432
(39,175)	(32,522)	Interest expense	(104,309)	(112,241)	(149,918)
(120)	(111)	Share of results from associated companies	(411)	(405)	(515)
338	21	Foreign currency exchange gain	171	519	622
561	1,707	Other non-operating items	9,969	(2,064)	(7,311)
12,773	(166,468)	Net (loss) income before taxes and noncontrolling interest	(184,716)	175,123	164,222
(52)	(76)	Taxes	(183)	(156)	(218)
12,721	(166,544)	Net (loss) income	(184,899)	174,967	164,004
(463)	388	Net (income) loss attributable to noncontrolling interest	(1,036)	(1,715)	(2,597)
12,258	(166,156)	Net (loss) income attributable to Frontline Ltd.	(185,935)	173,252	161,407

12,258	(166,156)	Net (loss) income attributable to Frontline Ltd.	(185,935)	173,252	161,407
-	121,443	Impairment loss on vessels	121,443	-	-
12,258	(44,713)	Net (loss) income, excluding impairment loss, attributable to Frontline Ltd.	(64,492)	173,252	161,407

$0.16	$(2.13)	Basic (loss) earnings per share ($)	$(2.39)	$2.23	$2.07
-	(1.56)	Impairment loss per share	(1.56)	-	-
$0.16	$(0.57)	Basic (loss) earnings per share, excluding impairment loss ($)	$(0.83)	$2.23	$2.07

		Income on timecharter basis ($ per day per ship)*
29,800	17,000	VLCC	24,000	40,300	35,900
18,200	9,500	Suezmax	14,200	28,200	25,800
48,600	38,200	Suezmax OBO	35,300	48,100	47,400
		* Basis = Calendar days minus off-hire. Figures after deduction of broker commission
See accompanying notes that are an integral part of these condensed consolidated financial statements.

FRONTLINE LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

2010 Jul-Sept	2011 Jul-Sept	CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (in thousands of $)	2011 Jan-Sept	2010 Jan-Sept	2010 Jan-Dec

12,721	(166,544)	Net (loss) income	(184,899)	174,967	164,004
(3,719)	(368)	Unrealized loss from marketable securities	(624)	(13,142)	(2,013)
162	(108)	Foreign currency translation (loss) gain	(6)	(42)	(137)
(3,557)	(476)	Other comprehensive loss	(630)	(13,184)	(2,150)
9,164	(167,020)	Comprehensive (loss) income	(185,529)	161,783	161,854
8,701	(166,632)	Comprehensive (loss) income attributable to Frontline Ltd.	(186,565)	160,068	159,257
463	(388)	Comprehensive income (loss) attributable to noncontrolling interest	1,036	1,715	2,597
9,164	(167,020)		(185,529)	161,783	161,854

See accompanying notes that are an integral part of these condensed consolidated financial statements.

FRONTLINE LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CONDENSED CONSOLIDATED BALANCE SHEETS (in thousands of $)	2011 Sept 30	2010 Sept 30	2010 Dec 31
ASSETS
Short term
Cash and cash equivalents	191,027	207,977	176,639
Restricted cash	99,241	225,455	182,091
Other current assets	152,084	227,961	229,032
Vessels held for sale	28,666	-	-
Long term
Restricted cash	58,000	-	62,000
Newbuildings	246,978	185,410	224,319
Vessels and equipment, net	1,211,891	1,448,183	1,430,124
Vessels under capital lease, net	1,221,358	1,462,392	1,427,526
Investment in finance lease	54,019	55,766	55,355
Investment in unconsolidated subsidiaries and associated companies	2,997	3,518	3,408
Other long-term assets	7,349	27,843	7,426
Total assets	3,273,610	3,844,505	3,797,920

LIABILITIES AND EQUITY
Short term liabilities
Short term debt and current portion of long term debt	151,418	118,228	173,595
Current portion of obligations under capital lease	115,126	196,412	193,379
Other current liabilities	84,986	117,699	136,603
Long term liabilities
Long term debt	1,153,772	1,257,536	1,190,763
Obligations under capital lease	1,199,036	1,368,451	1,336,908
Other long term liabilities	11,642	8,118	7,635
Commitments and contingencies
Equity
Frontline Ltd. equity	544,690	767,039	747,133
Noncontrolling interest	12,940	11,022	11,904
Total equity	557,630	778,061	759,037
Total liabilities and equity	3,273,610	3,844,505	3,797,920

See accompanying notes that are an integral part of these condensed consolidated financial statements.

FRONTLINE LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

2010 Jul-Sept	2011 Jul-Sept	CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (in thousands of $)	2011 Jan-Sept	2010 Jan-Sept	2010 Jan-Dec
		OPERATING ACTIVITIES
12,721	(166,544)	Net (loss) income	(184,899)	174,967	164,004
		Adjustments to reconcile net (loss) income to net cash provided by operating activities:
54,385	49,992	Depreciation and amortization	152,893	160,939	214,287
26	(11)	Unrealized foreign currency exchange (gain) loss	(26)	(45)	(138)
(6,843)	(3,787)	Gain on sale of assets and amortization of deferred gains	(4,984)	(26,324)	(30,935)
120	111	Equity losses of associated companies	411	405	515
-	121,443	Impairment loss on vessels	121,443	-	-
390	440	Other, net	(4,808)	(3,700)	1,847
35,077	304	Change in operating assets and liabilities	(42,224)	(59,164)	(34,669)
95,876	1,948	Net cash provided by operating activities	37,806	247,078	314,911

		INVESTING ACTIVITIES
83,718	91,271	Change in restricted cash	98,906	272,952	256,535
(104,397)	(16,175)	Additions to newbuildings, vessels and equipment	(78,980)	(509,971)	(548,946)
333	394	Finance lease payments received	1,123	930	1,277
-	-	Proceeds from sale of vessels and equipment	148,335	11,061	11,061
-	-	Proceeds from sale of investments	46,547	-	19,839
100	-	Proceeds from sale of shares in subsidiary	-	100	100
(20,246)	75,490	Net cash provided by (used in) investing activities	215,931	(224,928)	(260,134)

		FINANCING ACTIVITIES
149,707	72,000	Proceeds from long-term debt, net of fees paid	70,559	645,537	645,537
(26,292)	(30,888)	Repayment of long-term debt	(131,167)	(158,546)	(169,953)
(101,282)	(99,118)	Repayment of capital leases	(161,612)	(247,485)	(280,579)
(58,395)	(1,557)	Dividends paid	(17,129)	(136,254)	(155,718)
(36,262)	(59,563)	Net cash (used in) provided by financing activities	(239,349)	103,252	39,287

39,368	17,875	Net increase in cash and cash equivalents	14,388	125,402	94,064
168,609	173,152	Cash and cash equivalents at start of period	176,639	82,575	82,575
207,977	191,027	Cash and cash equivalents at end of period	191,027	207,977	176,639

See accompanying notes that are an integral part of these condensed consolidated financial statements.

FRONTLINE LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (in thousands of $ except number of shares)	2011 Jan-Sept	2010 Jan-Sept	2010 Jan-Dec

NUMBER OF SHARES OUTSTANDING
Balance at beginning and end of period	77,858,502	77,858,502	77,858,502

SHARE CAPITAL
Balance at beginning and end of period	194,646	194,646	194,646

ADDITIONAL PAID IN CAPITAL
Balance at beginning of period	224,245	221,991	221,991
Stock option expense	1,251	1,684	2,053
Gain on sale of shares in subsidiary	-	201	201
Balance at end of period	225,496	223,876	224,245

CONTRIBUTED SURPLUS
Balance at beginning and end of period	248,360	248,360	248,360

ACCUMULATED OTHER COMPREHENSIVE LOSS
Balance at beginning of period	(3,836)	(1,686)	(1,686)
Other comprehensive loss	(630)	(13,184)	(2,150)
Balance at end of period	(4,466)	(14,870)	(3,836)

RETAINED EARNINGS
Balance at beginning of period	83,718	78,029	78,029
Net (loss) income	(185,935)	173,252	161,407
Cash dividends	(17,129)	(136,254)	(155,718)
Balance at end of period	(119,346)	115,027	83,718

FRONTLINE LTD. EQUITY	544,690	767,039	747,133

NONCONTROLLING INTEREST
Balance at beginning of period	11,904	9,408	9,408
Net liabilities assumed on purchase of noncontrolling interest	-	(101)	(101)
Net income	1,036	1,715	2,597
Balance at end of period	12,940	11,022	11,904

TOTAL EQUITY	557,630	778,061	759,037

See accompanying notes that are an integral part of these condensed consolidated financial statements.

FRONTLINE LTD.
UNAUDITED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	GENERAL

Frontline Ltd. (the "Company" or "Frontline") is a Bermuda based shipping company engaged primarily in the ownership and operation of oil tankers. The Company's ordinary shares are listed on the New York Stock Exchange, the Oslo Stock Exchange and the London Stock Exchange.

2.	ACCOUNTING POLICIES

Basis of accounting
The condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. The condensed consolidated financial statements do not include all of the disclosures required in the annual consolidated financial statements, and should be read in conjunction with the Company's annual financial statements as at December 31, 2010. Certain amounts in the consolidated statement of cash flows for the nine months ended September 30, 2010 and the year ended December 31, 2010 have been reclassified to conform to the 2011 presentation.

Significant accounting policies
The accounting policies adopted in the preparation of the condensed consolidated financial statements are consistent with those followed in the preparation of the Company's annual consolidated financial statements for the year ended December 31, 2010.

On June 16, 2011, the Financial Accounting Standards Board issued Accounting Standards Update No. 2011-05, Presentation of Comprehensive Income. This standard requires an entity to present items of net income and other comprehensive income in one continuous statement — referred to as the statement of comprehensive income — or in two separate, but consecutive, statements. The standard is intended to enhance comparability between entities that report under accounting principles generally accepted in the U.S. and those companies that report under International Financial Reporting Standards, and to provide a more consistent method of presenting non-owner transactions that affect an entity's equity. The standard is effective for the Company beginning January 1, 2012.

3.	VESSEL IMPAIRMENT LOSS

The Company has recorded a vessel impairment loss of $121.4 million, equivalent to a loss per share of $1.56, in the three and nine months ended September 30, 2011. This loss relates to five Suezmax vessels built between 1992 and 1996 and includes losses of $27.1 million, $30.6 million and $18.5 million, which have been realized in the fourth quarter on the disposals of Front Fighter, Front Hunter and Front Delta, respectively. Impairment losses are taken when events or changes in circumstances occur that cause the Company to believe that future cash flows for an individual vessel will be less than its carrying value and not fully recoverable. In such instances an impairment charge is recognized if the estimate of the undiscounted cash flows expected to result from the use of the vessel and its eventual disposition is less than the vessel's carrying amount.

4.	NEWBUILDINGS

The Company capitalized newbuilding costs of $14.4 million and interest of $8.2 million in the nine months ended September 30, 2011.

5.	FAIR VALUE OF FINANCIAL INSTRUMENTS

Marketable securities of $1.0 million at September 30, 2011 (December 31, 2010: $51.5 million) are measured at fair value on a recurring basis. The fair value of marketable securities is based on the quoted market prices. This fair value falls within the "Level 1" category of ASC 820-10 being "measurements using quoted prices in active markets for identical assets or liabilities".

6.	DEBT

The conversion price of the Company's convertible bonds at December 31, 2010 was $37.0483 per share. The Company declared a dividend of $0.25 per share on November 24, 2010 and a dividend payment of $0.10 on February 22, 2011. Together these dividend payments resulted in a calculated adjustment of the conversion price above the 1% adjustment threshold, triggering a new actual conversion price. The conversion price was adjusted from $37.0483 to $36.5567 effective March 7, 2011, which was the first date the shares traded ex-dividend of the latter dividend payment.

7.	RELATED PARTY TRANSACTIONS

The Company's most significant related party transactions are with Ship Finance International Limited ("Ship Finance"), a company under the significant influence of our principal shareholder, as the Company leases the majority of its vessels from Ship Finance and pays Ship Finance a profit share based on the earnings of these vessels.

Amounts earned from other related parties comprise office rental income, technical and commercial management fees, newbuilding supervision fees, freights, corporate and administrative services income and interest income. Amounts paid to related parties comprise primarily rental for office space and guarantee fees.

In February 2011, the Company agreed with Ship Finance to terminate the long term charter parties between the companies for the single hull VLCCs Ticen Sun (ex. Front Highness) and Front Ace and Ship Finance simultaneously sold the vessels to unrelated third parties. The termination of the charters took place in February and March 2011, respectively. Ship Finance made a compensation payment to the Company of $5.3 million for the early termination of the charters, which was recorded in the first quarter of 2011.

In April and May 2011, the Company agreed with Ship Finance to terminate the long term charter parties between the companies for the OBO vessels Front Leader and Front Breaker, respectively, and Ship Finance simultaneously sold the vessels. The termination of the charter parties took place on April 12, 2011 and May 26, 2011, respectively, and the Company made compensation payments to Ship Finance of $7.7 million and $6.6 million, respectively, for the early termination of the charter parties. The Company recorded losses of $9.3 million and $8.5 million, respectively, in the second quarter of 2011.

In September 2011, the Company and Ship Finance agreed to terminate the long term charter parties for the single-hull VLCCs Titan Orion, Titan Aries and Ticen Ocean and Ship Finance simultaneously sold the vessels to an unrelated third party. Each charter party will terminate at the time the vessel is delivered to the new owner at which time Ship Finance will make a compensation payment to the Company for termination of the charter party. Expected compensation amounts and termination dates are $9.4 million and first quarter of 2012 for Titan Orion, $6.5 million and fourth quarter of 2012 for Titan Aries and $10.2 million and third quarter of 2013 for Ticen Ocean.

8.	COMMITMENTS AND CONTINGENCIES

As of September 30, 2011, the Company was committed to make newbuilding installments of $437.9 million as follows;

(in millions of $)	Total
2011	13.5
2012	175.7
2013	248.7
437.9

9.	DIVIDENDS

On May 24, 2011, the Company's Board of Directors declared a dividend of $0.10 per share. The record date for the dividend was June 8, 2011, the ex dividend date was June 6, 2011 and the dividend was paid on June 28, 2011.

On August 25, 2011, the Company's Board of Directors declared a dividend of $0.02 per share. The record date for the dividend was September 9, 2011, ex dividend date was September 7, 2011 and the dividend was paid on September 26, 2011.

10.	SUBSEQUENT EVENTS

In October 2011, the Company entered into an agreement to sell its 1994-built Suezmax tanker Front Fighter and delivery to the new owner took place in October. The sale resulted in a net cash outflow of approximately $2.6 million, after repayment of bank debt, and a loss of $27.1 million, which has been included in the impairment loss recorded in the third quarter.

In October 2011, the Company agreed with Ship Finance to terminate the long term charter party for the OBO carrier Front Striver and Ship Finance simultaneously sold the vessel. The charter party terminated on October 27 and Frontline made a compensation payment to Ship Finance of $8.1 million for the early termination of the charter. The transaction reduced the Company's obligations under capital leases by approximately $10.7 million and the Company expects to record a loss of approximately $9.3 million in the fourth quarter.

In October 2011, the Company entered into an agreement to sell its 1996-built Suezmax tanker Front Hunter to VTN Shipping Group, a related party. The vessel will cease to trade in the spot tanker market and delivery took place November 10, 2011. The sale resulted in a net cash outflow of approximately $0.1 million, after repayment of bank debt, and a loss of $30.6 million, which has been included in the impairment loss recorded in the third quarter.

In November 2011, the Company entered into an agreement to sell its 1993-built Suezmax tanker Front Delta and delivery to the new owner is expected to take place at the end of November 2011. The sale will result in a net cash outflow of approximately $1.5 million, after repayment of bank debt, and resulted in a loss of $18.5 million, which has been included in the impairment loss recorded in the third quarter.